Filed by Critical Metals Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Critical Metals Corp.

Critical Metals Corp. Announces Execution of Binding Lithium Offtake Agreement with BMW

Binding lithium offtake agreement will supply battery-grade lithium hydroxide to the premium automotive manufacturer

BMW to make an advance payment of US$15 million

PERTH, Australia -- December 20, 2022 – European Lithium Ltd (ASX: EUR) (“European Lithium”), a mineral exploration company in a proposed business combination (the “Proposed Business Combination”) with Sizzle Acquisition Corp (Nasdaq: SZZL) (“Sizzle”) to form Critical Metals Corp. (“Critical Metals” or the “Company”), today announced that it has signed a binding long term lithium offtake agreement (the “Offtake Agreement”) via its wholly-owned Austrian subsidiary ECM Lithium AT GmbH (“ECM Lithium”) with auto manufacturer Bayerische Motoren Werkte Aktiengesellschaft (“BMW”). Upon closing of the Proposed Business Combination, ECM Lithium will become a wholly-owned subsidiary of the Company. The Offtake Agreement secures the Company’s first offtake of battery-grade lithium hydroxide to be sourced from the Wolfsberg Lithium Project (the “Project”) in Austria.

Critical Metal’s Executive Chairman, Tony Sage, commented: “With the signing of the binding offtake agreement with BMW, our first offtake is secured, and we look forward to partnering with BMW in the future.”

Securing its first offtake is a key milestone which will allow the Company to focus on the final steps of development and construction of the Project. As part of the Offtake Agreement, BMW has been granted the first right to purchase 100% of the lithium hydroxide produced from the identified resources at the Project.

The material terms of the Offtake Agreement include:

●	Prepayment: BMW to make an advance payment of US$15 million to ECM Lithium to be repaid through equal set offs against LiOH delivered to BMW.

●	Conditions: Successful start of commercial production at the Project and full product qualification and certification.

Other terms:

●	Commencement: supply of lithium hydroxide product expected to begin in 2026 and continue for 6 years until 2031, at which time the Offtake Agreement can be extended for 3 years.

●	Pricing: will be based on fast market spot prices for lithium hydroxide with a discount applied.

●	Quantity: approximately 50,000 metric tonnes of battery grade lithium hydroxide, commencing in the first year with 5,000 metric tonnes and 9,000 metric tonnes each year thereafter.

Proposed Business Combination to Form Critical Metals

Upon closing of the Proposed Business Combination, which is expected to occur in the first half of 2023, Critical Metals is expected to be a leading lithium mining company and intends to list its shares on Nasdaq under the symbol “CRML.” As agreed in the Proposed Business Combination, Critical Metals will own the Project, which is currently owned by European Lithium’s wholly owned subsidiary, European Lithium AT (Investments) Limited (“EUR BVI”), as well as a 20% interest in additional Austrian projects currently held by European Lithium. European Lithium will be the largest shareholder of Critical Metals and is expected to continue to trade on the Australian Securities Exchange.

About Critical Metals Corp.

At the closing of the Proposed Business Combination, announced on October 24, 2022, between EUR BVI, a wholly owned subsidiary of European Lithium, and Sizzle, Critical Metals is expected to be a leading lithium mining company. Critical Metals is expected to own the Wolfsberg Lithium Project, as well as a 20% interest in additional Austrian projects currently held by European Lithium Ltd. For more information, please visit https://criticalmetalscorp.com/.

About European Lithium Ltd

European Lithium is a mineral exploration and development company, which owns the Project located in Carinthia, 270 km south of Vienna, Austria, via its wholly owned subsidiary, EUR BVI. European Lithium’s primary listing is on the Australian Securities Exchange (ASX: EUR) and it is also listed in Frankfurt (FRA: PF8) and USA (OTC-QB: EULIF). The Project is strategically located in Central Europe with access to established road and rail infrastructure to distribute lithium products to the major lithium consuming countries of Europe. For more information, please visit https://europeanlithium.com/.

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the Proposed Business Combination among Sizzle, European Lithium, EUR BVI, a company formed in the British Virgin Islands which is wholly owned by European Lithium, and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which will include a proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K, as amended, filed with the SEC on June 13, 2022. To the extent that holdings of Sizzle’s securities have changed since the amounts included in Sizzle’s Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the ability to realize the expected benefits under the Offtake Agreement; the ability of Critical Metals to develop the Project into a mine and develop mineral deposits from the mine on a commercial basis; the inability to commence production at the Project; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Critical Metals Corp.

Investor Relations: ir@criticalmetals.com

Media: pr@criticalmetals.com

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